Precigen, Inc. 20374 Seneca Meadows Parkway Germantown, Maryland, 20876 (301) 556-9900

January 29, 2026

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do
Kevin Vaughn

Re:	Precigen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Quarterly Period Ended September 30, 2025
File No. 001-36042

Dear Ms. Do and Mr. Vaughn:

Precigen, Inc. (“Precigen, the “Company”, or “we,” “us,” “our”), is submitting this letter to respond to comments provided by the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) in your letter dated December 23, 2025, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2024, filed on March 19, 2025 (the “Form 10-K”) and the Company’s Form 10-Q for Quarterly Period Ended September 30, 2025, filed on November 13, 2025 (the “Form 10-Q”). For the Staff’s convenience, the Staff’s comments are restated in italics prior to each of the Company’s responses. Except as provided in this letter, terms used in this letter have the meanings given to them in the Form 10-K or the Form 10-Q, as applicable.

Form 10-Q for Quarterly Period Ended September 30, 2025

6. Inventory, page 22

1.	Regarding your inventory-related costs previously expensed as research and development (R&D) expenses (also referred to as your "pre-launch inventories"), please disclose the following beginning in your Form 10-K for the fiscal year ended December 31, 2025:

•	the amount of estimated revenues, if applicable, represented by your pre-launch inventories on hand at December 31, 2025;

•	when you expect to finish selling the pre-launch inventories;

•	the shelf life of your inventory and your consideration of whether or not any additional inventory will be determined to be obsolete in future periods; and

•	your estimate of what the gross margin percentage will be after the pre-launch inventories are sold.

Response: We respectfully acknowledge the Staff’s comment and provide the following information in response.

Papzimeos™ (zopapogene imadenovec-drba), is manufactured in three stages: 1) the Company manufactures bulk drug substance which yields the active pharmaceutical ingredient (“API”), zopapogene imadenovec-drba; 2) our contract manufacturer then develops bulk drug product utilizing the bulk drug substance manufactured by the Company, which yields filled drug product vials containing formulated zopapogene imadenovec-drba (i.e., Papzimeos); and 3) our contract manufacturer then performs the labeling, serialization, and packaging of the filled drug product vials in individual cartons, which yields a ready-to-sell finished drug product. Prior to August 14, 2025 (the date the FDA provided full approval of Papzimeos), the regulatory approval and subsequent commercialization of Papzimeos, and thus the possibility of future economic benefits from Papzimeos sales, were not considered probable and inventory-related costs were expensed as incurred.

As such, the inventory recognized on the balance sheet at December 31, 2025 does not include any costs related to production of inventory prior to the FDA approval on August 14, 2025, which is referred to as “pre-launch inventory”. The Company’s pre-launch inventory at August 14, 2025 consisted primarily of bulk drug product.

For your convenience, each bullet of the Staff’s comment is reproduced in italicized type below, followed by our responses thereto:

•	the amount of estimated revenues, if applicable, represented by your pre-launch inventories on hand at December 31, 2025;

As of December 31, 2025, the pre-launch inventories are primarily in the form of bulk drug product. We are in the process of estimating future net revenues represented by existing physical pre-launch inventories as of December 31, 2025, and we will disclose this amount in our Form 10-K for the fiscal year ended December 31, 2025 (“2025 Form 10-K”) as presented below in our proposed disclosures. Due to the fact that commercialization began in late 2025, these estimates are inherently subject to significant uncertainty.

•	when you expect to finish selling the pre-launch inventories;

The Company expects that it will finish selling all of the pre-launch inventories in 2026. Projected sales derived from pre-launch inventories depend on several factors that could materially impact actual realized results, including the timing and scale of product adoption within our target patient population and payer coverage.

•	the shelf life of your inventory and your consideration of whether or not any additional inventory will be determined to be obsolete in future periods; and

The shelf life of our inventory is 24 months from the date the drug product is manufactured.

Inventories are reviewed at each reporting period to identify excess, obsolete or slow-moving inventory based on projected sales activity versus product shelf-life. Expired inventory is disposed of, and the related costs are recognized as cost of sales in our consolidated statement of operations, when, based on the expiry date, we do not believe we are able to sell the inventory. As of the date of this letter, based on the product shelf-life and anticipated sales of pre-launch inventory (realized throughout fiscal 2026) we have not recorded an adjustment for excess or obsolete inventory at December 31, 2025, although our review of this process is ongoing.

•	your estimate of what the gross margin percentage will be after the pre-launch inventories are sold.

As discussed above, the Company expects to finish selling the pre-launch inventories before the end of 2026. As a result, the cost of goods sold related to Papzimeos will initially reflect a lower average per unit cost, as pre-launch inventory is utilized for commercial production and sold to customers. As pre-launch inventory continues to absorb costs through the manufacturing process, we expect the current gross margins will gradually decrease as inventory is sold and will stabilize between high 80 percentages and low 90 percentages when pre-launch inventories are expected to be completely sold based on current forecasts, which include significant risks given that Papzimeos is the first therapy available to patients with Recurrent Respiratory Papillomatosis.

The Company will modify our disclosures in our Notes to the Consolidated Financial Statements and in Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations in its 2025 Form 10-K. The additional disclosures will be as follows:

Notes to the Consolidated Financial Statements:

Summary of Significant Accounting Policies:

Inventory

Prior to an initial regulatory authorization for our drug product candidates, we expense costs relating to raw materials and inventory production as research and development expenses in our consolidated statements of operations in the period incurred. We capitalize the costs of production as inventory when we believe regulatory authorization and subsequent commercialization is considered probable and we expect to realize future economic benefit from the sales of the drug product candidate.

The Company evaluates inventory recoverability at each reporting period and adjusts net realizable value for excess, slow-moving or obsolete inventory based on projected sales activity versus product shelf-life. If the net realizable value is lower than costs, the inventory is written down accordingly, and the resulting charge is recognized as a component of cost of goods sold in the Company’s consolidated statements of operations.

Inventory used for clinical development purposes is expensed to research and development expense when consumed.

Footnote X. Inventory:

On August 14, 2025, the FDA approved Papzimeos (zopapogene imadenovec-drba), marking the first immunotherapy approved for treatment of RRP, and the Company commenced capitalization of inventory from that date.

Prior to August 14, 2025, regulatory approval and subsequent commercialization of Papzimeos and thus the possibility of future economic benefits from Papzimeos sales were not considered probable and inventory-related costs were expensed as incurred; as such, the inventory recognized on the balance sheet at December 31, 2025 does not include any costs incurred prior to August 14, 2025.

The components of inventory are as follows:

December 31,
	2025		2024
Raw Material	$	XX	$—
Work in process		XX	—
Finish Goods		XX	—
Total inventory	$	XX	$—

The shelf life of our inventory is generally 24 months from the date the drug product is manufactured. As of December 31, 2025, the Company has not recorded an adjustment for excess or obsolete inventory.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations:

Costs of products and services and gross margin

For the year ended December 31, 2025, the cost of products and services includes the costs of Papzimeos sales. Prior to August 14, 2025, regulatory approval and subsequent commercialization of Papzimeos and thus the possibility of future economic benefits from Papzimeos sales were not considered probable and inventory-related costs were expensed as incurred; as such, the inventory recognized on the consolidated balance sheet at December 31, 2025 does not include any costs incurred prior to August 14, 2025, which is referred to as pre-launch inventory. In addition, the cost of products related to Papzimeos on the consolidated statement of operations for the year ended December 31, 2025 is comprised of the sale of pre-launch inventory, which only includes costs incurred subsequent to August 14, 2025. As of December 31, 2025, the amount of future estimated net revenues represented by existing physical pre-launch inventories is approximately $[XX] million based on our current pricing assumptions and projected demand for our recently approved commercial product. Due to the fact that commercialization began in late 2025, these estimates are inherently subject to significant uncertainty.

The Company expects that it will finish selling all, or substantially all, of the pre-launch inventories in 2026. Projected sales derived from pre-launch inventories depend on several factors that could materially impact actual realized results, including the timing and scale of product adoption within our target patient population, and payer coverage. As a result, the cost of products sold related to Papzimeos will initially reflect a lower average per unit cost of materials, as pre-launch inventory is utilized for commercial production and sold to customers. As pre-launch inventory continues to absorb costs through the manufacturing process, we expect the current gross margins will gradually decrease as pre-launch inventory is sold and will stabilize between high 80 percentages and low 90 percentages when pre-launch inventories are expected to be completely sold based on current forecasts, which include significant risks given that Papzimeos is the first therapy available to patients with RRP.

15. Segments, page 31

2.	Please address the following related to your disclosure regarding the realignment of your former two operating segments, Biopharmaceuticals and Exemplar, into one operating segment during the first quarter of 2025:

•	Tell us and revise your future filings to clarify whether Biopharmaceuticals and Exemplar remain separate reporting units.

•	Please provide us with your analysis for the aggregation of these components into one operating segment, noting they appear to possess dissimilar economic and other characteristics. Refer to ASC 350-20-35-33 through 35-36.

•	Tell us how you determined that your presentation of a single operating segment is appropriate under the guidance of ASC 280-10-50.

Response: We respectfully acknowledge the Staff’s comment and provide the following information in response. For your convenience, each bullet of the Staff’s comment is reproduced in italicized type below, followed by our responses thereto:

•	Tell us and revise your future filings to clarify whether Biopharmaceuticals and Exemplar remain separate reporting units.

The Company respectfully acknowledges the Staff's comment and advises the Staff that Biopharmaceuticals and Exemplar remain separate reporting units for purposes of ASC 350-20.

We also advise the Staff that as of December 31, 2025, there was no intangible assets nor goodwill associated with the Exemplar reporting unit subsequent to an interim impairment charge recorded during the second quarter of 2025,  as disclosed within Note 7, Goodwill and intangibles, net, of the Notes to the Condensed Consolidated Financial Statements of the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2025, filed on August 9, 2025.

The Company advises the Staff that in all applicable future filings commencing with 2025 Form 10-K, we will disclose the fact that the Company has two reporting units consisting of Biopharmaceuticals and Exemplar.

•	Please provide us with your analysis for the aggregation of these components into one operating segment, noting they appear to possess dissimilar economic and other characteristics. Refer to ASC 350-20-35-33 through 35-36.

As described above, the Company has two separate components, or reporting units that were not aggregated under ASC 350-20-35-33 through 35-36.

•	Tell us how you determined that your presentation of a single operating segment is appropriate under the guidance of ASC 280-10-50.

Using ASC 280-10-50-1 and ASC 280-10-50-10 guidance in the fourth quarter of 2024, the Chief Operating Decision Maker (“CODM”) received a financial package which included discrete Adjusted EBITDA information for Biotherapeutics and Exemplar and the Company concluded it had two operating and two reportable segments. In the first quarter of 2025, in conjunction with the February 2025 FDA approval for priority review of the Company’s PRGN-2012 product, the Company’s CODM no longer regularly reviewed separate discrete financial information for Biopharmaceuticals or Exemplar. Starting in the first quarter of 2025 and throughout 2025, the CODM regularly reviewed consolidated operating results of the Company to make decisions and allocate resource and also changed its performance measure to net loss. The discrete financial information was only used for goodwill impairment purposes for the Exemplar reporting unit in the second quarter of 2025; however in accordance with ASC 280-10-50-1b it is not regularly reviewed by the CODM to assess performance and make decisions about the resources to be allocated, as this is done on a consolidated basis. Therefore in our 2025 Form 10-K we plan to continue to disclose the net loss as our performance measure of our one operating segment and one reportable segment in accordance with ASC 280-10-50.

Results of operations, page 37

3.	Please tell us and revise to disclose, beginning with your Form 10-K for the year ended December 31, 2025, whether you track research and development (R&D) expenses by candidate or program and, if not, explain why not. To the extent you track any of your R&D expenses by candidate or program, provide a breakout of such amounts. For the R&D expenses you do not track by candidate or program, revise to provide a quantitative breakout of remaining R&D expenses by type, which should reconcile to total R&D expenses on your Consolidated Statements of Operations for each period presented.

Response: The Company respectfully acknowledges the Staff's comment and provides the following information in response.

We do not track research and development (“R&D”) expenses by candidate or program. Therefore, preparing such information solely for external disclosure would not reflect management’s view of the business or how R&D activities operate and are managed. A significant portion of our R&D spending relates to the development, optimization, and operation of our core therapeutic platforms rather than any single drug candidate.

The Company will disclose the fact that it does not track R&D expenses by candidate or program in our MD&A. The Company tracks R&D by the nature of the following expenses and will include the table below and related explanations of fluctuations in the 2025 Form 10-K and future filings:

Please do not hesitate to contact the undersigned by telephone at 301-556-2946 if you have any questions regarding the foregoing, or if we may provide additional information.

Very truly yours,

/s/ Harry Thomasian Jr.
Harry Thomasian Jr.

Chief Financial Officer

cc: Deanna Kirkpatrick, Davis Polk & Wardwell LLP